UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Golden Star Acquisition Corporation

(Name of Issuer)

Ordinary Share, par value $0.001 per share

(Title of Class of Securities)

G4023C 101

(CUSIP Number)

99 Hudson Street, 5th Floor,
New York, New York 10013 (646) 706-5365

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6053N 105	SCHEDULE 13D

1		NAMES OF REPORTING PERSON: G-Star Management Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,032,000 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,032,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,032,000 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.88% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Consists of (i) 307,000 ordinary shares underlying the private placement units held directly by G-Star Management Corporation and (ii) 1,725,000 ordinary shares held directly by G-Star Management Corporation. Linjun Guo is the director of G-Star Management Corporation and has the voting and dispositive control over the private placement units and ordinary shares held by G-Star Management Corporation.
(2)	Based on 8,932,000 ordinary shares deemed to be outstanding, including (i) 6,900,000 ordinary shares underlying issued and outstanding public units, (ii) 1,725,000 ordinary shares held by G-Star Management Corporation, and (iii) 307,000 ordinary shares underlying the units held by G-Star Management Corporation, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 4, 2023 (the “Final Prospectus”).

CUSIP No. G6053N 105	SCHEDULE 13D

1		NAMES OF REPORTING PERSON: Linjun Guo
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,032,000 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,032,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,032,000 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.74% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Consists of (i) 307,000 ordinary shares underlying the private placement units held directly by G-Star Management Corporation and (ii) 1,725,000 ordinary shares held directly by G-Star Management Corporation. Linjun Guo is the director of G-Star Management Corporation and has the voting and dispositive control over the private placement units and ordinary shares held by G-Star Management Corporation.
(2)	Based on 8,932,000 ordinary shares deemed to be outstanding, including (i) 6,900,000 ordinary shares underlying issued and outstanding public units, (ii) 1,725,000 ordinary shares held by G-Star Management Corporation, and (iii) 307,000 ordinary shares underlying the units held by G-Star Management Corporation, as set forth in the Issuer’s Final Prospectus.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Golden Star Acquisition Corporation (the “Issuer”). The address of the Issuer’s principal executive office is 99 Hudson Street, 5th Floor, New York, New York 10013. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by the following persons: (i) G-Star Management Corporation, a British Virgin Islands exempted company (the “Sponsor”) and (ii) Linjun Guo. Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for G-Star Management Corporation is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of the principal place of business for Linjun Guo is c/o Golden Star Acquisition Corporation, 99 Hudson Street, 5th Floor, New York, New York 10013.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. Linjun Guo is the director of the Sponsor and the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	The Sponsor – British Virgin Islands
Individuals:	Linjun Guo – Canada

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

The Sponsor utilized working capital funds to acquire the securities of the Issuer.

Item 4. Purpose of Transaction.

Founder Shares

In connection with the organization of the Issuer, the Sponsor purchased 1,725,000 ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000 pursuant to that certain Securities Subscription Agreement dated September 15, 2021 between the Sponsor and the Issuer.

Private Placement Units

On May 4, 2023, simultaneously with the closing of the Issuer’s initial public offering of units (the “IPO”), the Issuer consummated the private placement (“Private Placement”) with the Sponsor of 307,000 units (the “Private Units”), generating total proceeds of $3,070,000. The Private Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. The Sponsor purchased the Private Units pursuant to a Private Placement Unit Purchase Agreement, dated May 1, 2023, by and between the Company and the Sponsor (the “Private Units Purchase Agreement”). Each Private Unit consists of one ordinary share, and one private placement right granting the holder thereof the right to receive two-tenth (2/10) of an ordinary share upon the consummation of an initial business combination. The terms of the Private Units and the securities comprising the Private Units are described in more detail in the Issuer’s Final Prospectus dated May 1, 2023 as filed with the SEC pursuant to Rule 424(b)(4) on May 4, 2023 (the “Final Prospectus”).

The equity securities of the Issuer owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s securities from time to time and, subject to certain restrictions, may dispose of any or all of such securities held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, as further described in Item 6 below, the Reporting Persons agreed to certain lock-up restrictions regarding the securities of the Issuer held by them.

Except for the foregoing, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional ordinary shares, and/or rights, selling some or all of its ordinary shares, and/or rights , engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. The Reporting Persons may purchase shares of the Issuer’s ordinary shares, and/or rights in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of rights could be to reduce the number of rights outstanding or to vote such securities on any matters submitted to the holders of such securities for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its ordinary shares in favor of any proposed business combination and (B) not to redeem any ordinary shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date of this Schedule 13D, the Sponsor directly beneficially owned 307,000 Ordinary Shares underlying the Private Units and 1,725,000 Founder Shares (collectively, the “Sponsor Shares”). As the director of the Sponsor, Linjun Guo may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 22.74% of the 8,932,000 ordinary shares that are deemed to be outstanding following the Issuer’s IPO (including the exercise of the over-allotment option) as set forth in the Final Prospectus. Linjun Guo may be deemed to beneficially own 2,032,000 ordinary shares, representing approximately 22.74% of the 8,932,000 ordinary shares that are deemed to be outstanding following the Issuer’s IPO (including the exercise of the over-allotment option) as set forth in the Final Prospectus.

(c) Information with respect to all transactions in the ordinary shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement

In connection with the organization of the Issuer, 2,875,000 Ordinary Shares were purchased by the Sponsor for the amount of $2,875,000 pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor (the “Securities Subscription Agreement”). On December 14, 2022, the Sponsor surrendered 1,150,000 shares for no consideration.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on December 9, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

On May 1, 2023, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s directors and officers (collectively, the “Insiders”). Pursuant to the Letter Agreement, the Insiders have each agreed that if the Issuer seeks shareholder approval of a proposed business combination they will vote all shares held by them in favor of such proposed business combination.

The Insiders agree to not propose any amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Issuer’s obligation to redeem 100% of the Ordinary Shares if the Issuer does not complete a business combination within the time period described in the Final Prospectus unless the Issuer provides its public shareholders with the opportunity to redeem their Ordinary Shares upon approval of any such amendment.

Under the Letter Agreement, the Insiders agreed that (1) they shall not redeem any Ordinary Shares owned by them in connection with the shareholder approval of a proposed business combination, (2) if the Issuer engages in a tender offer in connection with any proposed business combination, the Insiders shall not sell any Ordinary Shares in connection therewith, (3) if the Issuer seeks shareholder approval of any proposed amendment to the Amended and Restated Memorandum and Articles of Association prior to the consummation of a business combination, Insiders shall not redeem any Ordinary Shares owned by them in connection with such shareholder approval, and (4) to waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and Ordinary Shares underlying the Private Units if we fail to complete our initial business combination within the time period provided in our amended and restated memorandum and articles of association.

In the event of the liquidation of the trust account, the Sponsor agrees to indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense whatsoever to which the Issuer may become subject as a result of any claim by (i) any third party for services rendered or products sold to the Issuer or (ii) a prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or a business combination agreement; provided, however, that such indemnification of the Issuer by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party for services rendered (other than the Issuer’s independent public accountants) or products sold to the Issuer or a target do not reduce the amount of funds in the trust account to below (i) $10.00 per share of the Ordinary Shares or (ii) such lesser amount per share of the Ordinary Shares held in the trust account due to reductions in the value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the Issuer’s indemnity of the underwriters against certain liabilities.

The Sponsor and other Insiders agreed that the Founder Shares, Private Units and any underlying securities are subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement which provide that such securities are not transferable or salable (i) in the case of (A) 50% of the Founder Shares, until the earlier of (y) six months after the date of the consummation of our initial business combination or (z) the date on which the closing price of our ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and (B) the remaining 50% of the Founder Shares may not be transferred, assigned or sold until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) in the case of the Private Units and the underlying securities, until 30 days after the completion of our initial business combination. The foregoing transfer restrictions are subject to certain exceptions as described in the Letter Agreement.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on May 4, 2023 (and is incorporated by reference herein as Exhibit 10.2).

Private Units Subscription Agreement

On May 4, 2023, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 307,000 Private Units at a purchase price of $10.00 per Private Unit, pursuant to a Private Placement Unit Subscription Agreement. The Private Units and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The summary of the Private Placement Unit Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on May 4, 2023 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On May 1, 2023, in connection with the Issuer’s IPO, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Sponsor is entitled to request that the Issuer register certain of its securities held by it for sale under the Securities Act and to have the securities covered thereby registered for resale under the Securities Act. In addition, the Sponsor the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on May 4, 2023 (and is incorporated by reference herein as Exhibit 10.4).

Item 7. Materials to be Filed as Exhibits.

Exhibit 10.1	Securities Subscription Agreement, dated September 15, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on December 9, 2021).

Exhibit 10.2	Letter Agreement, dated May 1, 2023, among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2023).

Exhibit 10.3	Private Placement Unit Subscription Agreement, dated May 1, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2023).

Exhibit 10.4	Registration Rights Agreement, dated May 1, 2023, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2023).

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2023	G-STAR MANAGEMENT CORPORATION

	By:	/s/ Linjun Guo
Linjun Guo, Director

	By:	/s/ Linjun Guo
Linjun Guo